VS HOLDINGS, INC.

c/o The Vitamin Shoppe

2101 91st Street

North Bergen, New Jersey 07047

July 31, 2006

Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance

Washington, D.C. 20549

Attention: H. Christopher Owings

Re:	VS Holdings, Inc., Vitamin Shoppe Industries Inc. and VS Direct Inc.
(the “Issuers”) Registration Statement on Form S-4, as amended, filed on June 14, 2006, File Nos. 333-134983 to -02

Ladies and Gentlemen:

This letter is to supplementally advise the Securities and Exchange Commission (the “Commission”) that VS Holdings, Inc. (the “Company”), a Delaware corporation, Vitamin Shoppe Industries Inc., a New York corporation and VS Direct Inc., a Delaware corporation (collectively, the “Subsidiary Registrants”) are registering their exchange offer, as described in the Registration Statement on Form S-4, as amended, File Nos. 333-134983 to -02, filed with the Commission on June 14, 2006 (the “Registration Statement”), in reliance on the Commission’s position enunciated in Exxon Capital Holdings Corporation (available May 13, 1988), Morgan Stanley & Co., Inc. (available June 5, 1991), and Shearman & Sterling (available July 2, 1993). I, Cosmo La Forgia, Vice President, Finance of the Company, make the following representations on behalf of the Company and the Subsidiary Registrants identified as registrants in such Registration Statement.

The Company on behalf of itself and on behalf of the Subsidiary Registrants hereby represents that they have not entered into any arrangement or understanding with any person to distribute the exchange notes to be received in the exchange offer and, to the best of the Company’s information and belief, each person participating in the exchange offer is acquiring the exchange notes in the ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the exchange notes to be received in the exchange offer. In this regard, the Company on behalf of itself and on behalf of the Subsidiary Registrants hereby represents that they will make each person participating in the exchange offer aware (through the exchange offer prospectus) that (1) if such person is participating in the exchange offer for the purpose of distributing the exchange notes to be acquired in the exchange offer, such person (i) cannot rely on the Commission’s position in Exxon Capital, Morgan Stanley and Shearman & Sterling or other interpretative letters to similar effect and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), and (2) any broker-dealer who holds existing notes acquired for its own account as a result of market-making activities or other trading activities and who is participating in the exchange offer, may be a statutory underwriter

Securities and Exchange Commission

July 31, 2006

and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such exchange notes. The Company on behalf of itself and on behalf of the Subsidiary Registrants further acknowledges that such a secondary resale transaction by such person participating in the exchange offer for the purpose of distributing the exchange notes should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

Furthermore, the Company on behalf of itself and on behalf of the Subsidiary Registrants acknowledges that they will include in the letter of transmittal to be executed by an exchange offeree in order to participate in the exchange offer a provision providing that if the exchange offeree is a broker-dealer holding existing notes acquired for its own account as a result of market-making activities or other trading activities, that such exchange offeree acknowledges that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of exchange notes received in the exchange offer.

Securities and Exchange Commission

July 31, 2006

If you have any questions or comments, please contact the undersigned at (201) 624-3263 or Christian O. Nagler of Kirkland & Ellis LLP at (212) 446-4660.

Sincerely,

VS HOLDINGS, INC

/s/ Cosmo La Forgia
Name:	Cosmo La Forgia
Title:	Vice President, Finance

cc:	Christian O. Nagler, Kirkland & Ellis LLP